Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

November 30, 2011

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment Nos. 54, 55, and 56 (“PEAs”)

(File Nos. 333-132380 and 811-21864)

Dear Mr. Bartz:

We are writing to respond to the oral comments we received from you on August 26, 2011 regarding the Trust’s PEAs, which were filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2011. The primary purpose of the PEAs was to introduce the following new series to the Trust: Emerging Market Corporate Bond Fund, China Local Debt Fund, and Emerging Markets Inflation Protection Bond Fund (each a “Fund” and together, the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

Prospectus

1.	Comment: For the Emerging Market Corporate Bond Fund, please include the date on the cover page of the Fund’s Prospectus.

Response: We will include the date of the Emerging Market Corporate Bond Fund’s Prospectus on the cover page of the Prospectus prior to finalizing the Prospectus.

2.	Comment: In each Fund’s Summary section, please consider shortening the disclosure under “The Fund’s Investment Strategy” and “Principal Risks of Investing in the Fund.” Additional disclosure may be included in Item 9 of each Fund’s Prospectus.

Response: We have revised the Funds’ Summary section disclosure as requested.

3.	Comment: For the Emerging Market Corporate Bond Fund and Emerging Markets Inflation Protection Bond Fund, please disclose in each Fund’s “The Fund’s Investment Strategy” section what criteria the Fund considers to determine whether a country is an emerging market country. In addition, please explain why the countries listed for each Fund meet these criteria.

Response: We believe that the current disclosure under each Fund’s “The Fund’s Investment Strategy” section is consistent with the requirements of Form N-1A and therefore, have not incorporated the suggested disclosure. However, we have revised the disclosure under “Principal Investment Strategy” in each Fund’s SAI to include the following disclosure:

Mr. Ed Bartz

November 30, 2011

Emerging Markets Inflation Protection Bond Fund:

“The Fund intends to provide exposure across several geographic regions and countries. In general, emerging market countries are characterized by developing commercial and financial infrastructure with significant potential for economic growth and increased capital market participation by foreign investors. The Adviser and Sub-Adviser look at a variety of commonly used factors when determining whether a country is an “emerging” market. In general, the Adviser and Sub-Adviser consider a country to be an emerging market if:

(1) it is either (a) classified by the World Bank in the lower middle or upper middle income designation for one of the past 3 years (i.e., per capita gross national product of less than U.S. $9,385), or (b) classified by the World Bank as high income in each of the last three years, but with a currency that has been primarily traded on a non-delivered basis by offshore investors (e.g., Korea and Taiwan);

(2) the country’s debt market is considered relatively accessible by foreign investors in terms of capital flow and settlement considerations; and

(3) the country has issued the equivalent of $5 billion in local currency sovereign debt.

The criteria used to evaluate whether a country is an “emerging market” will change from time to time based on economic and other events.”

Emerging Market Corporate Bond Fund:

“The Fund intends to provide exposure across several geographic regions and countries. In general, emerging market countries are characterized by developing commercial and financial infrastructure with significant potential for economic growth and increased capital market participation by foreign investors. The Adviser and Sub-Adviser look at a variety of commonly used factors when determining whether a country is an “emerging” market. In general, for investing in corporate debentures, the Adviser and Sub-Adviser consider a country to be an emerging market if:

(1) it is either (a) classified by the World Bank in the lower middle or upper middle income designation for one of the past 5 years (i.e., per capita gross national product of less than U.S. $9,385), (b) has not been a member of OECD for the past five years, or (c) classified by the World Bank as high income and a member in OECD in each of the last five years, but with a currency that has been primarily traded on a non-delivered basis by offshore investors (e.g., Korea and Taiwan);

(2) the country’s debt market is considered relatively accessible by foreign investors in terms of capital flow and settlement considerations; and

This definition could be expanded or exceptions made depending on the evolution of market and economic conditions.”

4.	Comment: For each Fund, to the extent the Fund considers the fact that an issuer is domiciled in an emerging market country or China, please explain to the Staff why that fact is sufficient to evidence an economic tie to the emerging market country or China.

Mr. Ed Bartz

November 30, 2011

Response: The fact that an issuer is domiciled in an emerging market country or China is sufficient to evidence an economic tie to the particular emerging market country or China because it represents the issuer’s place of business or organization for legal purposes. As such, the issuer is subject to the laws and regulations of such country, which have a direct bearing on the economics of the issuer’s business. In addition, the economic conditions of a country frequently shape the laws and regulations of the country. As a result, the issuer is, and, thus, the Fund’s assets are, exposed to the “economic fortunes and risks” of the particular emerging market country or China, as applicable.1

The Staff also has long recognized that a fund’s investments in “securities of issuers that are organized under the laws of a country or of a country within the geographic region suggested by the [fund’s] name or that maintain their principal place of business in that country or region” is one example of a criterion indicative of the fact that an issuer is tied economically to the particular country or geographic region indicated by a fund’s name.2

5.	Comment: For the Emerging Market Corporate Bond Fund and Emerging Markets Inflation Protection Bond Fund, please revise each Fund’s 80% investment policy to reference investment in bonds only. In the alternative, please consider changing the Fund’s name so as to comply with Rule 35d-1. In addition, please replace references to “debt securities” in the “The Fund’s Investment Strategy” section with “bonds.”

Response: We have not made the requested change as we are not aware of a requirement to do so. We also note our disclosure is consistent with other similarly managed funds currently in operation. See PIMCO Emerging Markets Bond Fund, Registration Statement dated July 31, 2010 (emphasis added):

The Fund’s investment objective is maximum total return, consistent with preservation of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments denominated in currencies of countries with emerging securities markets, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Fund may invest in forwards or derivatives denominated in any currency, and forwards or derivatives denominated in any currency will be included under the 80% policy noted in the prior sentence so long as the underlying asset of such forwards or derivatives is a Fixed Income Instrument denominated in the currency of an emerging market country. The Fund may, but is not required to, hedge its exposure to non-U.S. currencies. Assets not invested in instruments denominated in currencies of non-U.S. countries described above may be invested in other types of Fixed Income Instruments.

6.	Comment: For the Emerging Market Corporate Bond Fund and Emerging Markets Inflation Protection Bond Fund, please revise the 80% investment policy disclosure in the “The Fund’s Investment Strategy” section to include all of the language specified by Rule 35d-1.

1 Final Rule: Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001). See also, Investment Company Names (Proposed Rule), Investment Company Act Rel. No. 22530 (Feb. 27, 1997).

2 Id.

Mr. Ed Bartz

November 30, 2011

Response: As requested, we have revised each 80% investment policy to include the following language: “plus the amount of any borrowings for investment purposes.”

7.	Comment: For each Fund as applicable, please explain that non-investment grade debt is also referred to as “junk.”

Response: We have revised each Fund’s description of non-investment grade debt as suggested.

8.	Comment: Please explain to the Staff how each Fund values its derivative investments.

Response: Each Fund’s derivative investments are valued based on the cost to close any such transaction. The cost to close is based on pricing information published by Bloomberg and Reuters.

9.	Comment: Please explain to the Staff whether each Fund imposes a limit on the amount of exposure to any single counterparty.

Response: The Funds do not impose a limit on the amount of exposure to any single counterparty. Instead, the Sub-Advisor regularly monitors the creditworthiness of each counterparty to determine an acceptable level of exposure to that counterparty. As a result, the amount of exposure to a counterparty will vary from counterparty to counterparty.

10.	Comment: Please provide the Staff with a copy of the exemptive relief that each Fund is relying on and confirm that each Fund is permitted to invest in derivatives.

Response: We hereby confirm that each Fund is permitted to invest in derivatives. See Investment Company Act Rel. Nos. 28419 (Sept. 29, 2008) (notice) and 28471 (Oct. 27, 2008) (order). We will provide a copy of the relevant application under separate cover.

11.	Comment: In each Fund’s “Interest Rate Risk” disclosure, please replaces “changes” with “increases.”

Response: We have revised the “Interest Rate Risk” disclosure for each Fund as requested.

12.	Comment: Please ensure that each risk is disclosed in Item 9 and summarized in Item 4 for each Fund.

Response: We have revised each Fund’s Prospectus accordingly.

13.	Comment: For each Fund, please disclose in the Item 9 disclosure in each Fund’s Prospectus how much notice will be provided to shareholders in the event of a change in the Fund’s investment objective.

Response: While we believe that the Fund’s current disclosure is consistent with the requirements of Form N-1A as each Fund’s SAI currently discloses that it will provide shareholders with at least 60 days’ prior written notice in the event of a change to the Fund’s investment objective, we have

Mr. Ed Bartz

November 30, 2011

revised the language under “Additional Investment Objective and Risk Information – Investment Objective” as set forth below.

“Investment Objective. The Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without a vote of shareholders upon at least 60 days’ prior written notice to shareholders.”

14.	Comment: Please disclose the Sub-Adviser’s address in Item 10.

Response: We have revised the Item 10 disclosure for each Fund accordingly.

15.	Comment: For the Emerging Markets Inflation Protection Bond Fund, in the first paragraph under “The Fund’s Investment Strategy,” please consider revising the third sentence to read “[t]he Fund invests in bonds and other instruments issued by . . .”

Response: We respectfully decline to revise the disclosure as suggested because the statement is accurate as written. Moreover, the second sentence of the second paragraph under “The Fund’s Investment Strategy” states that the “Fund currently intends to invest in inflation-linked debt of issuers in the following regions . . .” all of which are deemed by the index creator to be representative of emerging market countries.

16.	Comment: The Emerging Markets Inflation Protection Bond Fund’s “The Fund’s Investment Strategy” section states that the Fund invests in floating- and variable-rate bonds. Please confirm that these investments will not be used to satisfy the Fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Staff believes that only inflation-adjusted rate bonds meet the Rule 35d-1 80% investment policy.

Response: The Fund’s investments in floating- and variable-rate bonds may be counted for purposes of satisfying the Fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Fund’s name does not reference inflation-adjusted rate bonds. As a result, Rule 35d-1 does not require the Fund to invest at least 80% of its net assets solely in inflation-adjusted rate bonds. The only investment instrument referenced in the Fund’s name is “bond” and the Fund’s 80% investment policy is written accordingly. The reference to “inflation protection” in the Fund’s name is merely descriptive of the Fund’s investment objective and principal investment strategy, and the Advisor may use any combination of investments in bonds to seek to provide protection against inflation.

17.	Comment: For the China Local Debt Fund, the Fund should invest 80% of its assets in debt issued by Chinese corporations to be consistent with Rule 35d-1.

Response: We respectfully disagree with the Staff’s interpretation of Rule 35d-1 in this instance. The Final Rule and Proposing Rule Releases for Rule 35d-1 specifically recognize that there are numerous ways in which investments might be tied economically to a particular country or region suggested by a fund’s name. The Final Rule Release explains that “[t]he disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the [fund’s] assets to the economic fortunes and risks of the country or geographic region indicated by its name.” The Fund’s investment in Local Debt denominated in Chinese yuan is a prime example of an investment that is not addressed by the

Mr. Ed Bartz

November 30, 2011

three proposed criteria, but which exposes the Fund’s assets to the economic fortunes and risks of China. Therefore, we believe the Fund’s 80% investment policy is consistent with Rule 35d-1 and clearly contemplated by the Commission in its adoption of Rule 35d-1. Moreover, the Fund does not intend to invest solely in corporate debt, but rather “intends to focus its investments on yuan-denominated debt instruments issued by governments, quasi-sovereigns, and corporations, domiciled within or outside of China. The Fund also may invest in Local Debt issued by supranational organizations such as the European Investment Bank, Asian Development Bank, International Bank for Reconstruction and Development or International Finance Corporation, and development agencies supported by other national governments. The Fund may invest in inflation-linked fixed income securities, certificates of deposit, time deposits, and money market securities denominated in Chinese yuan.”

18.	Comment: For the China Local Debt Fund, please explain to the Staff what “indirect investment” means as used in the first sentence under “The Fund’s Investment Strategy.”

Response: “Indirect investment” means that the Fund may invest in derivatives that provide exposure to Local Debt denominated in Chinese yuan. Because the definition of Local Debt also includes derivatives, we have revised the first sentence as follows:

“The Fund seeks to achieve its investment objective through investment in Local Debt denominated in Chinese yuan.”

19.	Comment: Please explain to the Staff how the Fund’s anticipated derivatives investments will be similar to Chinese debt.

Response: The Fund may invest in derivatives that alone or together with the Fund’s other portfolio investments produce economic characteristics that are similar to those of direct investments in Chinese debt. For example, a total return swap for which Chinese debt serves as the reference asset will provide the Fund with exposure to such debt without actually having to own it.

SAI

20.	Comment: Please include the 80% investment policies adopted pursuant to Rule 35d-1 in each Fund’s SAI under “Investment Limitations.”

Response: We have revised each Fund’s “Investment Limitations” section accordingly.

21.	Comment: Please delete the reference to “non-U.S. government” in the Funds’ concentration policies under “Investment Limitations.”

Response: We respectfully decline to delete the reference to “non-U.S. government” because we believe the existing concentration policy is consistent with the requirements of Section 8(b)(1)(E) of the Investment Company Act of 1940 and Form N-1A. Specifically, Section 8(b)(1)(E) requires only that a registrant recite any policy to “concentrat[e] investments in a particular industry or group of industries.” The SEC staff has previously stated that “[i]n the Division’s view, the statement of policy required by Section 8(b)(1)(E) of the Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or

Mr. Ed Bartz

November 30, 2011

political subdivisions of governments since such issuers are not members of any industry.”3 Consistent with that, we do not believe that Congress intended concentration policies adopted pursuant to Section 8(b)(1)(E) to apply to investments in government securities whether U.S. government securities or non-U.S. government securities. Moreover, we believe that any risk associated with investment in non-U.S. government securities is adequately addressed in the Funds’ risk disclosure required by Items 4 and 9 of Form N-1A.

***********

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc: W. John McGuire, Esq.

      Richard Morris, Esq.

3 Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977).